Exhibit 1.01

Quantum Corporation

Conflict Minerals Report for the Calendar Year Ended December 31, 2025

This conflict minerals report contains forward-looking statements. These statements include Quantum’s goals for its conflict minerals program, and the actions Quantum intends to take to improve transparency and reporting. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents Quantum files from time to time with the Securities and Exchange Commission, including the factors described under the sections titled “Risk Factors” in Quantum’s most recently filed Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, Quantum disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise. Any references to our website do not incorporate website information unless specifically indicated.

INTRODUCTION

This conflict minerals report for Quantum Corporation (Quantum, we, us, or the Company) is filed for calendar year 2025 (CY25) in accordance with Securities Exchange Act Rule 13p-1 (Rule 13p-1).

Quantum delivers end-to-end data management solutions designed for the Artificial Intelligence (AI) era. With over four decades of experience, our data platform has allowed customers to extract the maximum value from their unique, unstructured data. From high-performance ingest that powers AI applications and demanding data-intensive workloads, to massive, durable data lakes to fuel AI models, Quantum delivers comprehensive and cost-efficient solutions. Leading organizations in life sciences, government, media and entertainment, research, and industrial technology trust Quantum with their most valuable asset – their data. Quantum is listed on Nasdaq Global Market under the symbol “QMCO”.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Section 1502) requires Quantum to perform certain due diligence and disclosure activities regarding the use and origin of tin, tantalum, tungsten, and gold (3TG) in our supply chain, if they are deemed necessary to the functionality or production of our products.

We source components and subassemblies containing 3TG from a global supply base that includes distributors, value-added resellers, original equipment manufacturers, original design manufacturers, contract manufacturers, and parts brokers. Our suppliers are responsible for procuring most of the raw materials used in the production process. We must therefore rely on our supply chain partners to provide information on their 3TG sources.

In accordance with Section 1502 and Rule 13p-1, we have undertaken a reasonable country of origin inquiry (RCOI) into the 3TG present in our CY25 supply chain. The RCOI is intended to determine whether these minerals may have originated from the Democratic Republic of the Congo or adjoining countries (Covered Countries), or from recycled or scrap sources. As part of the RCOI, we conducted the due diligence measures described below.

DUE DILIGENCE RESULTS

Our RCOI process is designed in good faith to produce due diligence results. That said, we are unable to guarantee that there are no inaccuracies, incompleteness, or falsities in the conflict minerals reporting templates (CMRTs) we receive, despite our reasonable efforts to review them. In addition, since most suppliers provide company-level CMRTs rather than versions specific to components sold to Quantum, we are unable to reasonably determine that all of the identified 3TG sources are actually incorporated into our products.

Based on the information available to us, we are unable to reasonably and reliably ascertain the source and chain of custody of all 3TG necessary to the functionality or production of our products. However, we have not identified any instances in which our sourcing of necessary conflict minerals directly or indirectly financed or benefitted armed groups in the Covered Countries. We also do not believe that the 3TG used in our products originated from recycled or scrap sources.

We expect our supply chain to use only smelters or refiners that have achieved or are actively progressing toward Responsible Minerals Initiative (RMI) conflict-free status. We continue to believe that over time, our due diligence efforts will incrementally improve and yield more complete information, particularly as suppliers improve the accuracy of their own data and more smelters and refiners participate in a third-party audit process.

An independent private sector audit of our conflict minerals report was not required for CY25.

DUE DILIGENCE PROCEDURES

Our due diligence procedures are designed to materially conform with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition. Specifically, our 3TG due diligence measures include:

1.	Establishing strong company management systems;

2.	Identifying and assessing supply chain risk;

3.	Designing and implementing a strategy to respond to identified risks;

4.	Supporting industry organizations that perform independent audits of supply chain due diligence; and

5.	Publicly reporting on these activities.

We establish strong company management systems.

1.

We require suppliers to comply with our Environmental Requirements Specification and Business Partner Code of Conduct, which mandate adherence to applicable conflict minerals regulations. We also expect suppliers to comply with the Responsible Business Alliance Code of Conduct.

2.

Our internal conflict minerals management processes are led by our legal department, with assistance from our supply chain and engineering teams. We periodically update senior management regarding the status of our conflict minerals compliance efforts.

3.

As we do not have direct relationships with 3TG smelters and refiners, we have leveraged third-party industry resources including our RMI membership to obtain facility information and influence supply chain practices. In CY25, we also contracted with GreenSoft Technology, Inc. (GreenSoft) to help us gather, analyze, and address conflict minerals data and compliance status.

4.

We have longstanding grievance mechanisms allowing employees and suppliers to report violations of our policies to our internal ethics committee and our anonymous third-party reporting hotline. Information about these mechanisms is available in our code of conduct, which is posted on the Investor Relations section of our website.

5.	We retain records relevant to our 3TG due diligence and reporting efforts.

We identify and assess supply chain risk.

1.

We have utilized RMI resources to evaluate and disclose identified smelters and refiners in our supply chain as part of our risk assessment plan. In CY25, we provided feedback, either directly or through GreenSoft, to applicable suppliers when we believed reporting may be incomplete or inaccurate, or that identified 3TG sources were not participating in a conflict-free supply chain.

2.

We ask our suppliers to report supply chain data using the current version of the RMI CMRT. We have determined that requiring CMRTs represents the most reasonable and consistent approach to identifying 3TG origins in our supply chain. We have historically focused on obtaining CMRTs from at least 80% of the suppliers we identify as providing components or parts actively used in our products. We obtained responses from 93% of the suppliers contacted for CY25 data, excluding those whose products do not include 3TG.

3.

We assess risk by reviewing each supplier’s CMRT and comparing it to relevant industry data sources. In CY25, we utilized GreenSoft to gather, analyze, and aggregate CMRT data, helping to identify risks associated with unvalidated smelters and refiners in our supply chain.

4.	Many of our suppliers and contract manufacturers are Responsible Business Alliance members and require compliance with its code of conduct in their own supply chains.

We design and implement a strategy to respond to identified risks.

1.

We implement, manage, and monitor conflict minerals compliance as part of our larger corporate compliance program. Updates regarding risks arising from 3TG in the supply chain are periodically provided to members of the senior management team.

2.

Our suppliers and contract manufacturers are expected to provide CMRTs and support a conflict-free supply chain. In CY25, we engaged GreenSoft to identify and evaluate smelter and refinery data included on CMRTs and request corrections from suppliers where data inconsistencies or inaccuracies were identified.

3.

We request data from suppliers we reasonably believe, based on part type and material, supply us with 3TG. Suppliers providing CMRTs that suggest their supply chains may support conflict in the Covered Countries are encouraged to establish alternative 3TG sources.However, we may have limited ability to influence upstream suppliers of which we are not a direct customer.

4.

Some suppliers are unable to represent to us that 3TG facilities identified in their CMRTs actually relate to components supplied to us. In addition, some facilities are not confirmed to be verified smelters or refiners. We will continue to encourage suppliers to utilize only RMI conformant smelters in their supply chains. However, we may have limited ability to influence upstream suppliers of which we are not a direct customer.

We support industry organizations that perform independent audits of supply chain due diligence.

We do not have a direct relationship with 3TG smelters and refiners in our supply chain and do not perform or control audits of their practices. We do not purchase materials directly from 3TG smelters or refiners and may have limited ability to influence their practices. We consider smelters and refiners identified by the RMI as conformant to be conflict-free.

We publicly report on due diligence activities.

A copy of our conflict minerals report is available at https://investors.quantum.com/financial-information/sec-filings.

OUR ONGOING RISK MITIGATION EFFORTS

We expect to continue improving our supply chain due diligence efforts to mitigate the risk that the necessary 3TG in our products benefit armed groups in the Covered Countries. Among other things, those measures may include:

1.	Assessing the presence of 3TG in our supply chain and requesting supplier updates on their efforts to reduce 3TG sourced from Covered Countries in our supply chain.

2.	Clearly communicating our expectations for supplier sourcing performance and transparency and requiring 3TG compliance processes in new supplier qualifications.

3.	Increasing the quality of information in RCOI responses and continuing to compare RCOI results to information collected via independent validation programs.

4.	Providing internal and external training about our responsible sourcing efforts.

5.	Engaging third party resources experienced at evaluating 3TG practices in relevant supply chains.